UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2023.

 Commission File Number 001-40626

VTEX
(Exact name of registrant as specified in its charter)

N/A
(Translation of registrant’s name into English)

125 Kingsway, Wc2B 6NH
London, United Kingdom
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F☒  Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

VTEX Announces Leadership Changes

Fernanda Weiden, CTO, will step down for personal reasons effective January 1, 2024
Rafael Forte, Brazil Growth Officer, will transition to Head of B2B Solution

VTEX (NYSE: VTEX), the global enterprise digital commerce platform for premier brands and retailers, today announced the following leadership changes:

Fernanda Weiden, CTO, has announced her departure from the company, citing personal reasons. Effective January 1, 2024, she will be stepping down from her role. Geraldo Thomaz Jr., founder and co-CEO, will accumulate the role and no CTO replacement will be hired.

Rafael Forte, Brazil Growth Officer, transitioned to Head of B2B Solution, effective November 7, 2023. Reporting directly to Santiago Naranjo, Chief Revenue Officer, Rafael will focus on continuing to expand VTEX into B2B use cases.

"I want to thank Fernanda for her invaluable contribution to VTEX. She has played a pivotal role in accelerating our transformation, fostering the development of strong teams, enhancing clarity around our organizational objectives, and outlining a compelling vision for our future. We recognize that her efforts have left a transformational mark on our organization and laid the foundation for a new era," expressed Geraldo Thomaz Jr., Founder and co-CEO.

Weiden responded, “It has been an honor to be part of the team that has led us on this exceptional journey. I have decided to step down from my executive role for personal reasons. During my tenure, we focused on laying the foundational groundwork to ensure our operations were scalable and efficient, which aligns with my expertise. Today, I feel that my most impactful contribution has already been delivered, given my strengths, and it is time for future leaders with diverse skill sets to carry forward the success path we have collectively built together. I am excited to continue supporting VTEX in my advisory capacity and eagerly anticipate the bright future that the company will undoubtedly continue to build.”

About VTEX
VTEX (NYSE: VTEX) is the enterprise digital commerce platform where forward-thinking CEOs and CIOs smarten up their investments. Our composable and complete platform helps brands and retailers modernize their stack and reduce maintenance costs by rapidly migrating from legacy systems, connecting their entire value chain, and making inventory and fulfillment their strength.

As a leader in digital commerce, VTEX is trusted by more than 2,600 B2C and B2B customers, including Carrefour, Colgate, Motorola, Sony, Stanley Black & Decker, and Whirlpool, having over 3,400 active online stores across 38 countries (as of FY ended on December 31, 2022). For more information, visit www.vtex.com.

VTEX IR Contact
Julia Vater Fernández
Investor Relations Director
investors@vtex.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Date: November 7, 2023

VTEX

By: /s/ Ricardo Camatta Sodre
Name: Ricardo Camatta Sodre
Title: Chief Financial Officer